UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CSX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126408103

(CUSIP Number)

Mr. Christopher Hohn The Children’s Investment Fund Management (UK) LLP 7 Clifford Street London W1S 2WE United Kingdom +44 20 7440 2330	Mr. Alexandre Behring 3G Capital Partners Ltd. c/o 3G Capital Inc. 800 Third Avenue 31st Floor New York, New York 10022 (212) 893-6727

With a copy to:

Marc Weingarten, Esq. David Rosewater, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000	Stephen Fraidin, Esq. Andrew E. Nagel, Esq. Kirkland & Ellis LLP 153 East 53rd Street New York, New York 10022 (212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126408103

1.	Names of Reporting Persons The Children’s Investment Fund Management (UK) LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons The Children’s Investment Fund Management (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons The Children’s Investment Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons Christopher Hohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Capital Partners Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons Alexandre Behring

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

1.	Names of Reporting Persons Gilbert H. Lamphere

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,600

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 22,600

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

1.	Names of Reporting Persons Timothy T. O’Toole

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

Item 1.	Security and Issuer

This Amendment No. 4 is filed with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of CSX Corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined in the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2007, as heretofore amended (the “Schedule 13D”)) as of April 4, 2008 and amends and supplements the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated to include the following final paragraph:

On April 4, 2008 each of the TCI Reporting Persons and the 3G Reporting Persons filed an answer with the federal district court for the Southern District of New York, attached herewith as Exhibits 99.6 and 99.7 and incorporated herein by reference. The answer denied the legal violations alleged by the Issuer and contained counterclaims against the Issuer and third party claims against its Chairman, CEO and President Michael Ward alleging multiple violations of state and federal law, which include the following:

•

Violation of the federal securities laws in connection with the setting of performance grants on May 1, 2007 for 600 employees including the named executive officers of CSX while in possession of material non-public information, a practice commonly known as “spring loading.”

•

Violation of the federal securities laws in connection with the May 2007 issuance of common stock to the Board while in possession of material non-public information, and again in December, during a blackout period set forth in the Issuer’s insider trading policy.

	•	Violation of state law for adopting a bylaw that prohibits shareholders’ ability to call special meetings for the purpose of electing or removing directors (the “Limited Special Meeting Bylaw”).
	•	Violation of the federal securities laws for materially misstating how the bylaw operates in both periodic reports and the annual proxy.
•

Violations of the federal securities laws with regard to materially false and misleading statements made in numerous federal filings with the SEC regarding both the TCI Reporting Persons and the 3G Reporting Persons.

•

Violation of the federal securities laws by Michael Ward in connection with his status as a control person of the Issuer due to his discretionary authority to control and influence the conduct of the Issuer, including the aforementioned federal securities laws violations.

Each of the TCI Reporting Persons and the 3G Reporting Persons seek equitable and injunctive relief including the following: (i) a declaration that the Issuer violated Section 14 of the Exchange Act; (ii) a direction requiring the Issuer to file truthful disclosures in proxy materials; (iii) a declaration that the Board was in violation of the Issuer’s insider trading policy, corporate governance guidelines, code of ethics, and bylaws; (iv) a direction that the Limited Special Meeting Bylaw be declared void; (v) an injunction on the Issuer from putting before the shareholders a proposal to ratify the Limited Special Meeting Bylaw; (vi) an injunction on the Issuer from voting proxies received prior to such time as the court ascertains that the Issuer has filed an accurate and compliant proxy statement; (vii) an injunction on the Issuer from committing violations of Rule 14a-9 in connection with any further solicitation relating to the 2008 Annual Meeting; (viii) a direction that the Board pay for preparation and filing of the Issuer’s amended proxy statement; and (ix) a grant of costs, including attorneys’ fees.

Any descriptions herein of the answers are qualified in their entirety by reference to Exhibits 99.6 and 99.7 respectively.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1.	Joint Filing Agreement (Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously Filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008

CUSIP No. 126408103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 7, 2008

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP

/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.

/s/ David DeRosa
David DeRosa
Director

THE CHILDREN’S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn

3G CAPITAL PARTNERS LTD.

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G CAPITAL PARTNERS, L.P.
By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G FUND L.P.
By: 3G Capital Partners, L.P.
Its: General Partner

By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

/s/ Alexandre Behring
Alexandre Behring

/s/ Gilbert H. Lamphere
Gilbert H. Lamphere

/s/ Timothy T. O’Toole
Timothy T. O’Toole

/s/ Gary L. Wilson
Gary L. Wilson